Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

Period from July 1, 2008 through June 30, 2009
Operating revenues:
Affiliated	$990
Nonaffiliated	1,616

Total operating revenues	2,606

Operating expenses:
Operation and maintenance	889
Depreciation and amortization	509
Provision for/in lieu of income taxes	180
Taxes other than amounts related to income taxes	389

Total operating expenses	1,967

Operating income	639

Other income and deductions:
Impairment of goodwill	860
Other income	43
Other deductions	16
Nonoperating provision for/in lieu of income taxes	27

Interest income	42

Interest expense and related charges	338

Net loss	$(517)